UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
    (Mark one):

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
COMMISSION FILE NUMBER 1-8606

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VERIZON SAVINGS AND SECURITY PLAN
FOR WEST REGION HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
VERIZON COMMUNICATIONS INC.
1095 Avenue of the Americas
New York, New York 10036

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2
As of December 31, 2020 and 2019

Statement of Changes in Net Assets Available for Benefits	3
For the year ended December 31, 2020

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE *

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	18

SIGNATURE	19

EXHIBIT:

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee and Plan Participants
Verizon Savings and Security Plan for West Region Hourly Employees
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for West Region Hourly Employees (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2002.

/s/ Mitchell & Titus, LLP New York, New York June 29, 2021	80 Pine Street New York, NY 10005 T +1 212 709 4500 F +1 212 709 4680 mitchelltitus.com

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES
Statements of Net Assets Available for Benefits
As of December 31, 2020 and 2019
(in thousands of dollars)

	2020	2019
Assets
Plan interest in Verizon Master Savings Trust	$367,373	$365,133
Plan interest in Bell Atlantic Master Trust	220	171
Investments at contract value	29,344	29,490
Total investments	396,937	394,794

Notes receivable from participants	4,264	4,661
Employer contribution receivable	—	214
Net assets available for benefits	$401,201	$399,669

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2020
(in thousands of dollars)

2020
Additions:
Participants contributions	$4,354
Employer contributions	1,793
Total contributions	6,147

Investment income:
Net investment gain from plan interest in Verizon Master Savings Trust	35,044
Net investment gain from plan interest in Bell Atlantic Master Trust	49
Interest income on notes receivables from participants	220
Total investment income	35,313

Total additions	41,460

Deductions:
Benefits paid to participants	39,222
Administrative expenses	706
Total deductions	39,928

Net increase	1,532

Net assets available for benefits
Beginning of year	399,669
End of year	$401,201

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES
Notes to Financial Statements
December 31, 2020

1. Plan Description
The following description of the Verizon Savings and Security Plan for West Region Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a complete description of the Plan’s provisions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
The Plan provides eligible employees, as defined by the Plan Document, of Verizon Communications Inc. (“Verizon” or “Plan Sponsor”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both short-term and long-term needs.
Covered employees are eligible to make before-tax, Roth and/or after-tax contributions to the Plan and to receive matching employer contributions upon completion of enrollment in the Plan as soon as practicable following the date of hire. Beginning June 1, 2013, covered employees in certain bargaining groups who are not eligible to earn pension benefits and who are employed by Verizon or its Participating Affiliates on the last day of the year in a position subject to a collective bargaining agreement, may receive employer annual discretionary awards (“profit sharing contributions”) under the Plan. Beginning January 1, 2021, certain participants as described below became eligible to make Roth after-tax contributions to the Plan.
An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.
Investment Options
Participants direct their contributions to be invested in any of the current investment options.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, rollovers, employer-matching contributions, profit sharing contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
A participant shall be fully vested in the employer-matching and profit sharing contributions allocated to his or her account or Employee Stock Ownership Plan (“ESOP”) account and any income thereon upon completing three years of vesting service or upon death, disability, retirement from Verizon or its Participating Affiliates, attainment of normal retirement age, or involuntary termination (other than for cause or in connection with a business transaction).

Forfeitures
A terminated employee’s non-vested employer-matching and profit sharing contributions are forfeited and offset against subsequent employer-matching and profit sharing contributions to the Plan. Forfeitures used to reduce employer-matching contributions were immaterial. Outstanding forfeitures not yet applied against employer-matching contributions were $780,722 and $895,059 at December 31, 2020 and 2019, respectively.
Contributions

The Plan is funded by participant contributions up to a maximum of 25% of compensation, by profit sharing contributions, and by employer-matching contributions equal to a percentage of the initial 6% of the participants' contributions of eligible compensation for each payroll period during the Plan year. The matching contribution percentage is specified by the Plan or the participant’s collective bargaining agreement, as applicable, and different percentages may apply to participants in certain bargaining groups who are not eligible to earn pension benefits. Participants attaining the age of 50 or older can elect to make additional before-tax catch-up contributions to the Plan. Beginning June 1, 2013, Verizon and its Participating Affiliates may make a discretionary, performance-based profit sharing contribution to the Plan in an amount up to 3% of each eligible participant’s eligible compensation for the Plan year. Eligible participants are those in certain bargaining groups who are not eligible to earn pension benefits and who are employed by Verizon or its Participating Affiliates on the last day of the year in a position subject to a collective bargaining agreement. Effective January 1, 2021, the Plan includes an auto-enrollment provision whereby certain newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. These participants have their employee contributions set at 6% of eligible compensation and their contributions invested in the Long-Term Growth Strategy Portfolio, the qualified default investment alternative designated by the Plan administrator, until changed by the participant. Automatic enrollment applies to eligible covered employees who are hired on or after January 1, 2021 and who are covered by the Memorandum of Agreement between Verizon North LLC and International Brotherhood of Electrical Workers ("IBEW"), Locals 1451, 1635, and 1637 signed March 25, 2020 by Verizon North, LLC and signed March 24, 2020 by IBEW System Council T-1 and titled “Hourly Savings Plan (HSP).”
Participant contributions may be made on a before-tax or, effective January 1, 2021, for certain eligible employees, on a Roth after-tax basis (“elective contributions”) or from currently taxed compensation (“after-tax contributions”). Each participant’s elective contributions for the 2020 Plan year were limited to $19,500. For 2020, the total amount of elective contributions, after-tax contributions, employer-matching contributions, profit sharing contributions, and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $57,000 or (2) 100% of the participant’s total compensation, and the compensation on which such contributions were based was limited to $285,000. The catch-up contribution limit is $6,500 for eligible participants. The participants eligible to make elective contributions on a Roth after-tax basis are eligible employees who are covered by the Memorandum of Agreement between Verizon North LLC and International Brotherhood of Electrical Workers, Locals 1451, 1635, and 1637 signed March 25, 2020 by Verizon North, LLC and signed March 24, 2020 by IBEW System Council T-1 and titled “401(k) Plan Changes.”
Employer profit sharing contributions may be made in cash or in Verizon common stock as determined by Verizon. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund. Effective April 15, 2019, the Plan was amended to provide that matching contributions shall be made in cash subject to participant investment direction and to allow all participants to diversify company matching and profit sharing contributions invested in the Verizon Shares Fund. For the year ended December 31, 2020, total employer-matching contributions of $1.8 million were made. There was no profit sharing contribution made for 2020.

Notes Receivable from Participants
The Plan includes an employee loan provision authorizing participants to borrow an aggregate amount generally not exceeding the lesser of (1) $50,000 or (2) 50% of their vested account balances in the Plan, subject to certain limitations. Loans are generally repaid by payroll deductions. The general term of repayment for loans is a minimum of six months and a maximum of five years (and generally fifteen years for a loan to purchase a principal residence). Each new loan will bear interest at a rate based upon the prime rate as of the last business day of the calendar quarter immediately preceding the calendar quarter in which the loan is made. Participant loans have been classified as “Notes receivable from participants” in the Statements of Net Assets Available for Benefits. Interest rates range from 3.25% to 9.50% for the year ended December 31, 2020.
Payment of Benefits
Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the following three optional forms of benefit payment: (1) payment in Verizon shares for investments in the Verizon Company Stock Fund or the ESOP Shares Fund, with the balance in cash; (2) in annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund or the ESOP Shares Fund, with the balance of each installment in cash.
Administrative Expenses
Plan administrative fees may include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan. The cost of administering the Plan is paid by participants through a combination of fees allocated to each participant’s account and fees that are paid as part of the investment fees that are allocated to the Plan’s investment options. Verizon may pay for some of the Plan recordkeeping fees and those fees may be reduced by credits provided by the Plan trustee/record keeper with respect to amounts invested in certain Plan investment options. Participants are provided with a detailed schedule of fees in the annual disclosure notice.
Master Trusts and Trustees
The Plan holds interests in the net assets of the Verizon Master Savings Trust (the “Master Trust”) and the net assets of the defined contribution account in the Bell Atlantic Master Trust (referred to collectively as the “Master Trusts”).
Fidelity Management Trust Company (the “Trustee” or “Fidelity”) has been designated as the trustee and record keeper of the Verizon Master Savings Trust and is responsible for the control and disbursement of the funds and portfolios of the Plan. The Trustee is also responsible for the investment and reinvestment of the funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp. (“VIMCO”) or by third-party investment managers appointed by VIMCO.
The Bell Atlantic Master Trust holds both defined benefit and defined contribution assets, which are either pooled between defined benefit plans and defined contribution plans, or specific defined benefit plans, or specific defined contribution plans. The Bank of New York Mellon (“BNY Mellon”) is the trustee of the Bell Atlantic Master Trust.

Plan Modification and Plan Termination
The Board of Directors of Verizon may amend, terminate or partially terminate the Plan at any time. The most senior Human Resources officer of Verizon also has the right to modify, alter or amend the Plan at any time subject to collective bargaining requirements. The chief legal counsel to the Verizon Employee Benefits Committee may amend the Plan for changes required by the Internal Revenue Service (“IRS”) in connection with a determination letter or voluntary compliance application or for changes that result from an agreement between Verizon and a collective bargaining agent representing eligible employees. No amendment may permit any of the assets held pursuant to the Plan to be used for any purpose other than for the exclusive benefit of Plan participants and their beneficiaries or for paying reasonable expenses of administering the Plan. In the event the Plan terminates, participants will become fully vested in their accounts.

2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates
U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. A participant loan is in default if loan repayments are delinquent beyond the end of the Plan’s grace period. Defaulted loans are treated as an offset distribution or deemed distribution for tax purposes and become taxable income to the participant in the year in which the default occurs. In the case of an offset distribution, the participant loan balance is reduced and a distribution is recorded on the participant’s account.
Recently Adopted Accounting Standards
In February 2017, the Financial Accounting Standards Board issued the ASU No. 2017-06, “Employee Benefit Plan Master Trust Reporting”. This ASU requires an employee benefit plan to disclose the plan’s percentage interest in a master trust and a list of the investments held by the master trust, presented by general type, within the plan’s financial statements. This ASU also removes the requirement to disclose the plan’s overall percentage interest in a master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each general type of investment. In addition, the ASU requires the disclosure of the master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018. The Plan Sponsor adopted this accounting standard update in 2019 on a retrospective basis to conform to the presentation and disclosure requirements.

In August 2018, the Financial Accounting Standards Board issued the Accounting Standards Update (“ASU”) No. 2018-13, “Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”. This ASU removes the requirements to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of level transfers, and the valuation processes for Level 3 fair value measurements. This ASU requires entities that calculate net asset value ("NAV") to disclose the timing of liquidation of an investee’s assets and the date when redemption restrictions might lapse, only if the timing was communicated to the entity or publicly announced, and disclose information on measurement uncertainty as of the reporting date. In addition, this ASU requires entities to present the changes in unrealized gains and losses for recurring Level 3 fair value measurements, as well as the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, based on materiality. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019. The Plan Sponsor adopted this accounting standard update in 2020 on a prospective basis, with the exception of the enhancements to the Level 3 disclosures which were applied on a retrospective basis, where applicable, to conform to disclosure requirements.
Investment Valuation and Income Recognition
The Plan’s interests in the Master Trusts are stated at fair value (except for Fully Benefit-Responsive Investment Contracts (“FBRICs”) which are reported at contract value). The Statement of Changes in Net Assets Available for Benefits reflects the net investment gain (loss) from the Plan’s interests in the Master Trusts which consists of the realized gains or losses and the unrealized appreciation/ (depreciation) in fair value, or contract value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Net appreciation/(depreciation) includes gains and losses on investments bought and sold, as well as held during the year.
Fair Value Measurements
Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 – Unobservable pricing inputs in the market for assets and liabilities
Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Plan Sponsor’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their categorization within the fair value hierarchy. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

3. Investments in Master Trusts

The Plan’s investments are held in the Verizon Master Savings Trust and in the defined contribution portion of the Bell Atlantic Master Trust. The Plan’s participating interests in the investment funds of the Master Trusts are based on account balances of the participants and their elected investment funds. The net assets of the Master Trusts at December 31, 2020 and 2019, respectively, which may include receivables and payables from unsettled trades, are allocated by assigning to each plan participating in the Master Trusts those transactions that can be specifically identified as related to the plan, such as contributions, benefit payments, and plan-specific expenses. The income and expenses resulting from the collective investments of the Master Trusts’ assets are allocated in proportion to the fair value of the assets assigned to such plan.
On a monthly basis, investments, investment income and expenses are allocated to the Plan in accordance with its specific interests in the Master Trusts. Investment fees are charged against the earnings of the funds and portfolios.
The defined contribution net investments in the Bell Atlantic Master Trust are held in a unitized commingled account measured at NAV per share, as a practical expedient. The net investments are reflected as a component of “Investments measured at NAV” presented in the fair value hierarchy table.
The Plan’s interest in the investments in the Master Trusts are reported in “Plan interest in Verizon Master Savings Trust” and “Plan interest in Bell Atlantic Master Trust” in the Statements of Net Assets Available for Benefits. The related investment gains are reported in “Net investment gain from plan interest in Verizon Master Savings Trust” and “Net investment gain from plan interest in Bell Atlantic Master Trust” in the Statement of Changes in Net Assets Available for Benefits.
The accounting records of the Master Trusts are maintained in U.S. dollars. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each accounting period, with the impact of fluctuations in foreign exchange rates reflected as an unrealized gain or loss in the fair value of the investments.
Cash receipts and payments derived from investment trades involving foreign currency denominated investments are translated into U.S. dollars at the prevailing exchange rate on the respective transaction date. Net realized gains and losses on foreign currency transactions, upon disposition of foreign currency denominated investments, arise as a result of fluctuations in foreign exchange rates between the trade and settlement dates and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.
The foreign exchange effect on foreign currency denominated investments is not segregated from the impact of changes in market prices in the Statement of Changes in Net Assets Available for Benefits.

The following table presents the net assets of the Master Trusts and the Plan’s interests in the Master Trusts as of December 31, 2020 and 2019 (in thousands), respectively:

	December 31, 2020		December 31, 2019
	Master Trusts Balances	Plan's Interest in Master Trusts Balances	Master Trusts Balances	Plan's Interest in Master Trusts Balances
Cash and cash equivalents	$2,022,284	$20,769	$1,644,901	$27,617
U.S. government securities	2,020,006	20,746	2,048,007	22,494
Preferred debt securities	936,486	9,618	866,181	9,513
Other debt securities	1,322,434	13,581	998,094	10,962
Preferred stock	22,690	233	22,484	247
Common stock	10,668,319	109,565	9,849,990	108,184
Common/collective trusts	12,427,515	127,632	9,719,422	49,801
Pooled separate accounts	708,917	7,281	707,884	(99,525)
Mutual funds	1,121,673	11,520	1,920,078	64,210
Other	6,910,446	73,225	7,293,493	176,216
Total investments in the Verizon Master Savings Trust at fair value	$38,160,770	$394,170	$35,070,534	$369,719
Receivables	2,221,120	715	1,462,171	16,215
Payables	(2,678,853)	(27,512)	(1,904,666)	(20,801)
Total net assets in Verizon Master Savings Trust at fair value	$37,703,037	367,373	$34,628,039	$365,133

Commingled account	193,562	220	145,440	171
Total investments in the Bell Atlantic Master Trust at NAV	$193,562	$220	$145,440	$171

Fully benefit-responsive investment contracts	752,106	29,344	736,025	29,490
Total investments in the Verizon Master Savings Trust at contract value	$752,106	$29,344	$736,025	$29,490

Total investments	$38,648,705	$396,937	$35,509,504	$394,794

Valuation of Investments
Cash and cash equivalents include short-term investment funds (less than 90 days to maturity), primarily in diversified portfolios of investment grade money market instruments, and are valued using quoted market prices or other valuation methods. The carrying value of cash equivalents approximates fair value due to the short-term nature of these investments.
Investments in securities traded on national and foreign securities exchanges are valued by the custodian at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Government obligations, corporate bonds, international bonds and asset-backed securities are valued using matrix prices with input from independent third-party valuation sources. Over-the-counter securities are valued at the bid and ask prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable such as multiple broker quotes.

Commingled funds not traded on national exchanges are valued by the custodian or fund administrator at their NAV. Commingled funds held by third-party custodians appointed by the fund managers provide the fund managers with a NAV. The fund managers have the responsibility for providing this information to the custodian of the respective plan. Commingled funds for which fair value is measured using the NAV per share as a practical expedient are not leveled within the fair value hierarchy and are included as a component of the total investments in the Master Trusts.

The following table sets forth by level, within the fair value hierarchy, the Master Trusts’ net investments by investment type measured at fair value as of December 31, 2020 (in thousands):

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$2,297	$96,969	$—	$99,266
Verizon common stock	6,488,997	—	—	6,488,997
Mutual funds
U.S. fixed income	760,447	—	—	760,447
U.S. small cap	505,186	—	—	505,186
International equity	262,280	—	—	262,280
Global fixed income	220,210	—	—	220,210
Equity
International equity	3,481,594	13,829	—	3,495,423
U.S. equity	7,400,336	1,519	—	7,401,855
Fixed income
U.S. bonds	6,647	1,460,390	—	1,467,037
U.S. treasuries and agencies	1,438,149	555,823	—	1,993,972
Asset-backed securities	—	181,177	—	181,177
International bonds	—	604,241	—	604,241
Convertible securities	987	25,809	—	26,796
Total investments in the fair value hierarchy	20,567,130	2,939,757	—	23,506,887
Investments measured at NAV				14,847,445
Total investments at fair value	$20,567,130	$2,939,757	$—	$38,354,332

The following table states the change in fair value of the Master Trusts’ Level 3 assets for the year ended December 31, 2020 (in thousands):

	Fair Value January 1, 2020	Transfer Out		Transfer In	Acquisitions	Dispositions	Realized Gain	Change in Unrealized Gain/(Loss)	Fair Value December 31, 2020
Fixed income
U.S. bonds	$6,879	$—		$2	$—	$(6,984)	$103	$—	$—
International bonds	1,535	(1,320)	(1)	—	281	(516)	20	—	—
Total investments	$8,414	$(1,320)		$2	$281	$(7,500)	$123	$—	$—
(1)Transferred from Level 3 to Level 2 because investments have observable market data.
The following table sets forth by level, within the fair value hierarchy, the Master Trusts’ net investments by investment type measured at fair value as of December 31, 2019 (in thousands):

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$4,474	$9,289	$—	$13,763
Verizon common stock	7,126,566	—	—	7,126,566
Mutual funds
U.S. fixed income	736,552	—	—	736,552
U.S. equity	479,127	—	—	479,127
U.S. small cap	409,478	—	—	409,478
International equity	362,211	—	—	362,211
Global fixed income	335,837	—	—	335,837
Equity
International equity	3,232,619	1,667	—	3,234,286
U.S. equity	6,769,447	15,381	—	6,784,828
Fixed income
U.S. bonds	6,611	1,253,938	6,879	1,267,428
U.S. treasuries and agencies	1,205,540	750,894	—	1,956,434
Asset-backed securities	—	168,751	—	168,751
International bonds	—	455,223	1,535	456,758
Convertible securities	—	15,000	—	15,000
Total investments in the fair value hierarchy	20,668,462	2,670,143	8,414	23,347,019
Investments measured at NAV				11,868,955
Total investments at fair value	$20,668,462	$2,670,143	$8,414	$35,215,974

The following table states the change in fair value of the Master Trusts’ Level 3 assets for the year ended December 31, 2019 (in thousands):

	Fair Value January 1, 2019	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain/(Loss)	Change in Unrealized Gain	Fair Value December 31, 2019
Fixed income
U.S. bonds	$7,735	$—	$—	$5,156	$(6,418)	$37	$369	$6,879
International bonds	1,521	—	—	154	(230)	(5)	95	1,535
Total investments	$9,256	$—	$—	$5,310	$(6,648)	$32	$464	$8,414
Assets are monitored to assess the appropriate levels assigned within the fair value hierarchy.
The total net appreciation of $4.0 billion for the year ended December 31, 2020 includes gains and losses on investments bought and sold, as well as held during the year, for all the Master Trusts’ investments. Interest and dividends, along with the net appreciation/(depreciation) in fair value or change in contract value of investments, are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trusts as a percentage of the total participation in such funds and portfolios. Interest and dividend income for the Master Trusts was $613.7 million for the year ended December 31, 2020.
The following table summarizes redemption restrictions for investments of the Master Trusts for which fair value is estimated using NAV per share as of December 31, 2020 (in thousands):

Asset Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice
Commingled funds:
U.S. equity securities	$8,808,207	N/A	Daily	Daily
International equity securities	1,811,553	N/A	Daily	Daily
U.S. fixed income securities	921,102	N/A	Daily	Daily
Cash equivalents	2,597,666	N/A	Daily	Daily
Real estate	708,917	N/A	Daily	Daily
Total	$14,847,445

The following table summarizes redemption restrictions for investments of the Master Trusts for which fair value is estimated using NAV per share as of December 31, 2019 (in thousands):

Asset Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice
Commingled funds:
U.S. equity securities	$7,134,338	N/A	Daily	Daily
International equity securities	1,301,817	N/A	Daily	Daily
U.S. fixed income securities	763,085	N/A	Daily	Daily
Cash equivalents	1,961,832	N/A	Daily	Daily
Real estate	707,883	N/A	Daily	Daily
Total	$11,868,955

For a portion of the real estate fund, redemption requests will be scheduled for payment on the next valuation date which is at least three months after receipt of a written request for redemption (last business day of the quarter). Redemption requests are subject to fund management discretion based on cash available to meet redemption requests. In the event total redemption requests exceed the total cash available to honor such requests, available cash will be prorated among the contract-holders eligible for redemption.
Fully Benefit-Responsive Investment Contracts
The Plan holds a portfolio of synthetic investment contracts that meet the criteria of a FBRIC. The underlying investments of the FBRICs are included in the Master Trust’s assets at contract value, which as reported by the insurance companies and banks, was approximately $752.1 million and $736.0 million at December 31, 2020 and 2019, respectively.
The Plan’s share of the total contract value of the FBRICs was approximately $29.3 million and $29.5 million as of December 31, 2020 and 2019, respectively, which is reflected in the Statements of Net Assets Available for Benefits The contract value is the relevant measurement of the FBRICs because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. The wrap contracts are held with insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. As of December 31, 2020 and 2019, Standard & Poor's rated the issuers of these contracts and the contracts underlying the securities from AA- to A+.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include the following: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Code; (4) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan; and (5) defaults in the debt securities that comprise the covered assets in excess of certain limits. The Plan administrator does not believe the occurrence of any such event is probable at this time.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Such events may include the following: (1) an uncured violation of the Plan’s investment guidelines; (2) a breach of material obligation under the contract; (3) a material misrepresentation; and (4) a material amendment to the agreements without the consent of the issuer.

4. Derivatives
In the normal course of operations, the Master Trusts’ investments may include derivative financial instruments. Derivatives are synthetic instruments used to get various market exposures with limited margin requirements and therefore with leverage risk involved. The notional amounts disclosed in this footnote provide a measure of the Master Trusts’ involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments to gain market exposure or as economic hedges to manage various risks associated with the Master Trusts’ investments or to express investment managers’ views of future market movements efficiently. At December 31, 2020 and 2019, the Master Trusts utilized futures, swaps, options, and foreign currency forward contracts to manage risks such as price risk and foreign currency exchange rate risk. At December 31, 2020 and 2019, the notional value of the derivative instruments was $702.3 million and $1.8 billion, respectively. At December 31, 2020 and 2019, the fair value of the derivative instruments was $18.3 million and $25.6 million, respectively, and the related gains for the year ended December 31, 2020, were $19.8 million.

5. Securities Lending

The Master Trusts maintained Securities Lending Agreements (the “Agreements”) with the custodian, BNY Mellon (“Custodian”). The Agreements, updated as of November 19, 2018, permit the Custodian to loan certain domestic and international securities held by the Master Trusts to borrowing counterparties who provide collateral for the loans. There is generally no stated repayment term for such loans and either party can terminate the loans at any time. Upon loan termination, the loan securities are returned to the Master Trusts and the collateral is paid back to the borrowing counterparty.

Risk of credit loss from securities lending is mitigated by obtaining sufficient collateral, transacting only with borrowing counterparties of high credit quality and being indemnified against borrowing counterparty default by the Custodian. During the years ended December 31, 2020 and 2019, the Master Trusts did not experience any losses arising from securities lending transactions.

The securities on loan may be sold at the Master Trusts' discretion, in which case the Custodian will reallocate or recall positions in order to satisfy sale delivery. Securities on loan may not be re-pledged by the Master Trusts.

Securities on loan continue to be recorded as assets in the Master Trusts and are included in the listing of investments in Note 3. The Master Trusts recognize loan collateral, held in separate accounts managed by the Custodian, as an asset and also recognize an equal and offsetting liability, representing their obligation to return the collateral upon termination of the loan. The loan collateral and offsetting liability have not been included in the listing of investments in Note 3 but are detailed below. Loan collateral can be in the form of cash equivalents or non-cash assets. Collateral in cash equivalents can be invested and reinvested in approved investments by the Custodian according to guidelines set forth in the Agreements. Non-cash collateral is held in the form received and not subject to investing activities by the Custodian. Collateral received are not sold or pledged as loaned securities. Investment gains are shared amongst the Master Trusts, Custodian and borrowing counterparties based on an agreed allocation. Investment losses, if any, arising from such investing activities are borne by the Master Trusts.

The required collateral ranges from an amount equal to or greater than 102% to 105% of the fair value of the securities loaned for U.S. and non-U.S. securities, respectively. Additional collateral is required if the fair value of the borrowed securities increase.

The Master Trusts’ fees earned from these Agreements amounted to approximately $3.6 million and $3.4 million for the years ended December 31, 2020 and 2019, respectively. These earnings are included in the Statement of Changes in Net Assets in the Net investment gain from plan interest.

Total securities on loan were approximately $1.0 billion as of December 31, 2020 and 2019. Total collateral assets and liability to repay borrowing counterparties were each approximately $1.1 billion and $1.0 billion as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, total fair value of collateral included cash equivalents of $690.4 million and $544.5 million, of which $6.9 million and $6.0 million, respectively, represents the Plan’s estimated allocated interest. Cash equivalents collateral is generally held in U.S. and foreign currency denominations and non-cash collateral is generally held in U.S. and international fixed income securities. Cash equivalents collateral assets are classified as Level 2 fair value measurements.

6. Related-Party Transactions
VIMCO, an indirect, wholly-owned subsidiary of Verizon, is the investment advisor for certain investment funds and, therefore, qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Master Trusts are managed by BNY Mellon, as trustee, and Fidelity, as trustee and record keeper. Therefore, these investments qualify as parties-in-interest transactions. The Plan also allows investment, through a unitized fund, in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

7. Income Tax Status
The Plan has received a determination letter from the IRS dated May 26, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code”) and, therefore, the related trusts are exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax exempt.
U.S. GAAP requires the Plan's management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2017.

8. Risks and Uncertainties
The Plan provides investment options for participants who can invest in combinations of stocks, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in these financial statements.
In January 2020, the World Health Organization ("WHO") announced a global health emergency due to a new strain of coronavirus ("COVID-19") originating in Wuhan, China and the risk to the international community as the virus spread beyond its point of origin. In March 2020, the WHO classified COVID-19 as a pandemic, due to its rapid spread and severity.

Remaining impacts of the COVID-19 pandemic on market conditions are difficult to predict. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the ultimate impact of the pandemic on the Plan’s net assets available for benefits, and changes in net assets available for benefits are uncertain.
In response to the COVID-19 pandemic, in March 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. Certain provisions of the CARES Act allow defined contribution plans to waive mandatory distributions otherwise required to be paid in calendar year 2020. The CARES Act also permits tax-advantaged withdrawals and the suspension of certain loan repayments by certain participants affected by COVID-19. The Plan has been administered to permit such withdrawals and loan repayment suspensions.

9. Reconciliation of Financial Statements to Form 5500
The following table reconciles the Net assets available for benefits per the Statements of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31, 2020 and 2019 (in thousands):

	2020	2019
Net assets available for benefits per the financial statements	$401,201	$399,669
Adjustment for deemed distributions with no post-default payments	(903)	(875)
Net assets available for benefits per Form 5500	$400,298	$398,794
The following table reconciles the Net change per the Statements of Net Assets Available for Benefits to Net income and Transfers of assets per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2020 (in thousands):

2020
Net change per the financial statements	$1,532
Adjustment for deemed distributions with no post-default payments	(28)
Net income per Form 5500	$1,504

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES
EIN: 23-2259884 Plan # 105
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2020
(in thousands of dollars)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Notes receivable from participants*	0 - 15 years maturity at 3.25% - 9.50%	$4,264
* Party-in-interest
Cost information is not required because investments are participant-directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

By:	/s/ Christine Pambianchi
Christine Pambianchi
Executive Vice President and Chief Human Resources Officer
Date:     June 29, 2021

Exhibit Index
23.1    Consent of Independent Registered Public Accounting Firm